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EXHIBIT 99.4

MARKET ASSESSMENT AND RESEARCH TECHNOLOGY STUDY
OF KAIZEN TECHNOLOGY (THE "MART" REPORT)

Market Assessment of Kaizen Technology

Recombinant Human Glycosylated Cystatin C

Date:	February 5, 2001
Prepared for:	Kaizen Food Corporation
Prepared by:	Karen Boodram BSc.Bioch, BSc.Phm, MBA BioManna Medical Business Development Consulting

Please note that henceforth in this report, all dollar figures mentioned are in USA dollars, unless otherwise stipulated.

Executive Summary

    Kaizen Food Corporation (Kaizen) was incorporated on July 1994, under The Company Act of British Columbia, Canada. The Company has obtained certain rights to further develop, research, market, produce and distribute their patented technology.

    Kaizen has successfully genetically engineered the yeast Pichia pastoris, to secrete polymannosyl glycosylated human recombinant Cystatin C that exhibits enhanced stability to heating and proteolysis (protein breakdown) in an inexpensive growth medium, in comparison to the currently available commercial forms of Cystatin C.

    Cystatin C, a small nonglycosylated protein found in most body fluids/tissues, appears to be the most important inhibitor of lysosomal cysteine proteases (CP) especially, Cathepsin B, the most widely studied CP in health and disease. Cystatin C and other cysteine protease inhibitors (CPI's) are currently under evaluation for various potential medical applications. These include activity as an antiviral agent, antibacterial agent, antimalarial agent, and as a treatment in the management of various cancers, autoimmune disorders, Osteoporosis and possibly Alzheimer's disease.

    Kaizen's current efforts are focused on further improving the yield levels (presently at 720 mg/liter) while maintaining minimal downstream purification steps, to ultimately result in a cost-efficient production system with negligible antigenic consequences. Recombinantly produced human Cystatin C, such as Kaizen's technology, represents a potentially more economical form of manufacture, which could conceivably support broader commercial applications, well beyond the research sector. Specifically, the Pichia system utilized for the Kaizen technology offers several advantages over other expression systems such as: 1) high expression levels (one gram per liter); 2) easy scale-up in fermentors (from one liter to 10,000 liters); and 3) inexpensive growth (one liter of medium costs less than $1).

    Currently available commercial sources of Cystatin C are limited to research uses only and include human Cystatin C prepared from plasma and urine, an expensive extraction process, yielding low product concentrations. Specifically:

  1)
  Human Cystatin C (Post G-globulin) for in vitro research use only, priced from $350/mg at 96% purity and $250/mg for part pure or approximately 50% purity.

  2)
  Cystatin from egg white, priced at $212/mg at approximately 90% purity.

    With the varied potential industry applications for Cystatins, the challenge for Kaizen becomes one of where to focus the commercial development of their technology, to realize the greatest returns, relative to their investment posture. Each industry presents varied development challenges, which ultimately dictates, the investment level necessary to successfully commercialize a product. However, it then follows that the investment level must be evaluated relative to the potential market returns. In the market segments of relevance to the Kaizen technology, an estimation of the market returns can be formulated by looking at key market factors such as the market size ($) and growth patterns, the level of competition and expected level of profitability (see Table 2, p 12:Potential Industry Sectors for Commercial Development—Attractiveness Measures).

    The global research industry sector is currently valued at plus $6 billion and growing at 5% per annum. This market is highly fragmented (Sigma Corporation alone has over 85,000 products generating $715 million in revenues) and the revenues per product, limited to the demand created by researchers. The costs to commercialize the Kaizen technology in this sector are dependent upon the level of complexity associated with downstream purification and manufacturing scale-up and are estimated to be under $5 million over a 2 to 4 year time to market estimate.

    The global food additives industry sector has an estimated market value of $16 billion (growth rate 6% per annum) of which the food enzyme segment is valued at $500 million. The costs to commercialize the Kaizen technology in this sector are dependent upon completing toxicological studies. Development costs are estimated based on the pre-clinical testing costs for drugs and can be up to $200 million over an estimated time to market of 4 to 7 years and in some cases up to 10 years.

    The global crop protection industry is valued at $30 billion of which the applicable market segment for the Kaizen technology is approximately $2.1 billion (includes fungicides and nematicides) and growing at 10% per annum, in Canada. The costs to commercialize a product in this sector are based on toxicology and environmental testing on each pest and crop. This can take 8 to 10 years and cost $50 million or up to $200 million in some cases.

    The global biopharmaceutical industry is currently valued at $307 billion and is projected to grow at 8% per annum, to the year 2002. The key potential worldwide therapeutic market segments for the Kaizen technology include: antiviral, antibacterial, antimalarial, cancer therapy, Osteoporosis therapy and Alzheimer therapy, and are valued at $6 billion, $19.8 billion, $139 million, $10 billion, $3.4 billion and $461 million respectively, and all of which represent growth segments. The costs to commercialize a product in this sector are the highest of any sector, due to the extensive human clinical program involved (refer to Appendix 1, Table 8) and on average cost $500 million, over a 15 year, development period. However, one drug, such as the protease inhibitor Crixivan, can yield revenues in excess of $500 million, in less than three years on the market. The return on the investment in this sector, for a drug satisfying largely unmet market needs, is likely to exceed those realized in other sector applications for the Kaizen technology. The anti-infective and cancer treatment segments may offer the greatest potential for focus, given the unmet market needs and level of CPI competitive R&D efforts to date.

    The USA cosmetics sector is valued at $26 billion, which includes "cosmetic drugs" the applicable category for the Kaizen technology. Most, if not all, cosmetic drugs include active substances that have been previously approved as a drug. The Kaizen technology represents a "New Chemical Entity" (NCE) that will likely be subject to the development path and costs associated with a drug. This may preclude a competitive market entry as a cosmetic drug.

    In consideration of the above points, a start-up company such as Kaizen would do best to consider a two-pronged market entry strategy involving pursuing out-licensing agreements with 1) the strategic research chemicals industry sector and 2) the biopharmaceutical industry sector.

    The former represents a minimal investment in time and money to market and although returns may be comparatively less, the sector represents a shorter-term revenue stream, from which to pursue other commercial strategies.

    The latter industry may be best approached by targeting various Life Sciences corporations which represent entry into multiple industry sectors such as food, agriculture and pharmaceuticals. Although, the prime focus would be on medical applications (where the greatest long-term returns are possible relative to the investment), agreements could possibly be leveraged across other sectors like food additives and crop protection, where the returns relative to the development investment, may otherwise not attract specific sector partners. This approach would also capitalize on the ensuing industry movement to create a direct linkage between agricultural biotechnology, food nutrition and health markets.

Appendix 1: Table 8

Appendix 2: Figure 1-2

References

1.0
Introduction

    The purpose of this report is to identify and describe the potential commercial market segments for a recombinant human glycosylated Cystatin C technology being developed by the Kaizen Food Corporation.

1.1
Objectives of the Market Assessment and Research Technology (MART) Study

    The MART program enables BC companies to conduct a market study on a technology they plan to develop from R&D conducted in BC. It is envisioned that the market study will enable the company to assess the market potential, refine their R&D efforts and/or formulate a strategic commercialization path for their technology. The program is jointly funded by B.C.'s Information, Science and Technology Agency (ISTA) and the National Research Council of Canada (NRC) with matching funds contributed by the Kaizen Food Corporation.

    This report will identify the industry sector/market segment(s) that offers the best potential for successful commercialization based on the following market research objectives:

  •
  To evaluate the current level of awareness of Cystatin as a bioactive agent

  •
  To broadly define the current and potential applications for Cystatins and protease inhibitors.

  •
  To identify the key strategic issues involved in accessing potential markets, including barriers to entry, time to market, and strategic partnerships.

  •
  To recommend the industry on which to focus initial development and commercialization efforts.

1.2
MART Study Evaluation Process

    This report was based on a thorough review of the scientific literature, including internet and STN (Science and Technology Online Network) International searches. International pharmaceutical data was obtained from two key sources namely 1) the Adis International database, which profiles drugs in active research and development throughout the international pharmaceutical industry and 2) IMS world publications from IMS health. Canadian pharmaceutical product data was obtained from IMS health in Canada.

    Government position papers, academic industry regulatory reviews, annual reports and telephone interviews, with the various industry lobby associations, provided other important sources of information.

1.3
The Kaizen Food Corporation

    Kaizen Food Corporation ("Kaizen") is a British Columbia based private company that is seeking to establish itself as a supplier of technology based solutions, specifically—production of low cost recombinant human Cystatins, which is the subject of this study and a front-line portable rapid diagnostic analytical food quality control tool. Kaizen has assembled a balanced team of entrepreneurs (with proven experience in technology based new venture startups and financing) and scientific researchers (with acknowledged credentials in commercializing promising techniques). For Kaizen, completion of thorough market investigations are key in proving commercial viability and, as a consequence, directly influence the course of the research and development work undertaken.

    Kaizen Food Corporation was incorporated in July 1994, under The Company Act of British Columbia, Canada. The principals of the company are Dr. Shuryo Nakai, T.F. Fred Tham and Joseph Bowes, each directly responsible in the formation of the organization. The research methodology and the application of the low cost recombinant human cystatin were initially developed through the work of internationally recognized food scientist, Dr. Shuryo Nakai, Dr. Soichiro Nakamura, and Dr. Christine Scaman. The Company has obtained certain rights to further develop, research, market, produce and distribute their technology.

2.0
Technology Overview

    The Kaizen Technology is a human protease inhibitor, specifically a Cystatin C that has been modified by glycosylation to enhance stability and produced by a yeast (Pichia) expression system.

2.1
Proteases

    Proteases are enzymes that break down proteins (proteolysis). Proteases and their respective inhibitors are found in almost every biological system where proteolysis occurs. They mediate many processes that are harmful to man, either by producing pathology or by causing economic loss by degrading foodstuffs. Proteases are known to be important in the pathology of certain viruses including polio, herpes, corona, HIV and rotavirus. They are also known to play a role in various diseases such as muscular dystrophy, cancers, amyloid angiopathy, gum disease and autoimmune disorders. Many organisms such as parasites, bacteria, fungi, plants, insects and nematode worms produce proteases that can mediate pathology in their host. For instance, the fungus Botrytis Cinera causes widespread disease in over 30 species of commercial crop plants, and mold and fungi are the major destroyers of citrus fruit crops. Foods rich in protein, such as meat and fish, are degraded and made inedible by proteases from Pseudomonads and other bacteria. In addition, foods with high muscle content may be quickly broken down by endogenous proteases released from tissues upon death (example in Surimi, a processed minced fish product). These proteases degrade myosin and destroy the texture of food. (30,31,34,36)

    Proteases are classified based on the substrate upon which they act and include Seryl, Cysteinyl, Aspartyl and Metalloproteases. Aspartyl proteases are the viral proteases such as HIV protease. (30)

    Cysteine proteases are among the most studied of the proteases, especially those found in lysosomes. These include the Cathepsins B, C, H, L and S. Cathepsin B has been the Cysteine protease most widely studied in health and disease and is known to promote angiogenesis and cancer cell invasion of tissue. Cysteine proteases are also required for the replication of certain viruses, bacteria and protozoa. (33,34)

2.2
Protease Inhibitors

    Because of the role of proteases in the various processes described above, protease inhibitors have been investigated for their potential in preventing disease and the degradation of foodstuffs.

    Endogenous inhibitors of cysteine proteases are known to exist and are collectively known as the Cystatin superfamily of proteins. A number of Cystatins have been characterized including human Cystatins (C, S, SN, SA, D, M and E), mouse Cystatin, egg-white Cystatin, bovine Cystatin, carp Cystatin, trout Cystatin and salmon Cystatin.

    In their natural state, Cystatins protect the body by inhibiting the potentially harmful effects of inappropriate endogenous or external proteolysis, and may prevent destruction of connective tissue by protease enzymes, for instance, lysosomal proteases, released from dying or damaged cells. (30)

    The Cystatin superfamily is divided into 3 families namely the Stefin, Cystatin and Kininogen family. The Cystatin family includes Cystatin C, a small nonglycosylated protein found in most body fluids/tissues and appears to be the most important inhibitor of lysosomal Cysteine proteases especially, Cathepsin B. (30,37)

    Cystatin C has been investigated for various potential medical applications, especially as an antiviral agent, antibacterial agent and in various cancers to inhibit the metastatic process. Cystatin C has also been shown to have potent activity against the enzymatic degradation and subsequent spoilage, which occurs during minced fish (surimi) processing. Since Cystatins are themselves proteins, they are prone to denaturation and loss of activity when exposed to unfavorable temperatures or pH. A modification of Cystatins, which could maintain activity despite exposure to elevated temperatures, would make them more useful in food processing and drug formulation. (30)

    Presently, there are many Cysteine protease inhibitors (CPI's) in development, largely at the pre-clinical stage (refer to Table 7, p 24).

    The commercialization of protease inhibitors is a new area. To date only five protease inhibitors have been commercialized, all of which are for the management of AIDS. The inhibitors are reflected in the following table:

    TABLE 1: IMS Health—Commercial Protease Inhibitors for AIDS

Product Brand/Generic/ Manufacturer	Market Launch
Crixivan /Indinavir/ MSD	10/96
Invirase/Saquinavir/Roche	4/96
Norvir/Ritonavir/Abbott	08/98
Viracept/Nelfinavir/Agouron	9/98
Fortovase/Saquinavir/Roche	12/98

Source: Reference 24

    Specifically, these Aspartyl protease inhibitors have not only captured worldwide media attention because they are indicated for AIDS, but have also generated impressive market revenues (example Crixivan see Table 6, p20), in the short time they have been on the market. These products were also subject to shorter development and regulatory review times because they are indicated for AIDS. Most, if not all, were chemically synthesized.

3.0
Kaizen Technology and Development Status

    Kaizen has successfully genetically engineered the yeast Pichia pastoris, to secrete polymannosyl human recombinant Cystatin C (at levels of 720mg per liter) in an inexpensive growth medium.

    The Pichia eukaryotic yeast system was chosen because it offers several advantages over other expression systems such as: 1) high expression levels (one gram per liter demonstrated with Kunitz protease inhibitor), 2) easy scale-up in fermentors (from one liter to 10,000 liters) and 3) inexpensive growth (one liter of medium costs less than $1).

    Secretion of recombinant proteins in yeasts induces glycosylation. Kaizen has utilized this expression feature, to create site-specific glycosylation of human recombinant Cystatin C, to enhance the stability against heating and proteolysis. A polymannosyl mouse Cystatin C with 90 mannose units has been produced that retains 83.7% inhibitory activity to papain, after sustaining 29% destruction due to elevated temperatures.

    Protein expression using a bioreactor (2 liters) has resulted in yield levels of 720mg of Cystatin C per liter. A simple purification method has been developed. Current efforts are focused on further improving the yield levels while maintaining minimal downstream purification steps, to ultimately result in a cost-efficient production system with negligible antigenic consequences.

    Preliminary test results using the Kaizen purified Cystatin C showed a 42% inhibition in the growth of human colon carcinoma cells. These promising results will lead to further testing.

4.0
Opportunities for Commercial Development

4.1
Overview of Key Industry Sectors

    Based on the activity of cysteine proteases, Cystatin C has the potential to be applied across a broad range of industry sectors. In the food processing industry, Cystatin C is already under investigation, to determine the extent it can prevent the spoilage of foodstuffs, such as surimi. Essentially any foods rich in protein could be a target commercial application for Cystatins, to prevent the enzymatic degradation associated with food spoilage. (30,36)

    We know that many organisms such as parasites, bacteria, fungi, plants, insects and nematode worms produce proteases that can mediate pathology in their host. It is possible that Cystatins may have activity against such pathogens and their associated proteases. Pathogens such as the fungus Botrytis cinera, cause widespread disease in over 30 species of commercial crop plants and furthermore, mold & fungi are considered the major destroyers of citrus fruit crops. (30) It is conceivable that Cystatin C may have commercial application as a crop protection product (such as a fungicide, insecticide or nematicide), in the agricultural industry sector.

    Cystatin C and other cysteine protease inhibitors (CPI's) are currently under evaluation for various potential medical applications. These include activity as an antiviral agent, antibacterial agent, antimalarial agent, and as a treatment in the management of various cancers, autoimmune disorders, osteoporosis and possibly Alzheimer's disease. (30,33) Most research, at present, is still at the pre-clinical stage of development. (refer to Table 7, p 24). This is likely not an exhaustive list of medical applications possible. We can assume CPI's will continue to be actively studied for new medical therapeutic applications and as such present varied avenues for commercial development, in the biopharmaceutical industry sector.

    It is also conceivable that the antibacterial activity of Cystatin C could have potential application in the cosmetics industry as an antimicrobial soap or wash.

    Currently, commercial sources of Cystatin C are limited to the strategic research chemicals industry sector.

    With the varied industry applications for Cystatins, the challenge for Kaizen becomes one of where to focus the commercial development of the technology, to realize the greatest returns, relative to their investment undertaken. Each industry presents varied development challenges relating to the average time and costs to commercialize a product. It follows that the industry costs for development must then be evaluated relative to the market returns that can be expected. In the market segments of relevance to the Kaizen technology, an estimation of the market returns can be formulated by looking at the following market factors:the market size (in dollars) and growth patterns, the level of competition and expected level of profitability.

    The following table summarizes a gross comparison of the industry sectors for potential commercialization:

TABLE 2: Industry Sector Attractiveness Measures

Industry Sector	Global Market 1998 $	Level of Profitability (estimated)	Average Time to Market	Average Costs to Commercialize
Research—Strategic Research Chemicals Sector	$6 billion (+5%)	10-15%	2-4 years (estimate)	<$5 million (estimate)
Food Processing—Food Additives Sector	$16 billion (+6%)	Much lower margins compared to drugs	4-7 years Up to 10 years	Up to $200 million (estimate)
Cosmetics, Toiletries & Fragrances Sector USA only: $26 billion CDN only: $3 billion	Global NA*	Lower margins compared to drugs	A function of the timeframe for a drug, given will likely be categorized as a cosmetic drug	A function of the costs related to drug development
Agricultural—Crop Protection Sector USA only: $11 billion CDN only: $1.4 billion	$30 billion	Lower margins compared to drugs	8-10 years	$50 million (up to $200 million)
Biopharmaceutical Sector	$307 billion (+3.6%)	25-30%	15 years	$500 million +

References: 1) Research Sector estimates based on drug industry minus pre-clinical/clinical testing program. (9,10); 2) Food Sector (7); 3) Cosmetics Sector limited public market data exists because products are only regulated post-marketing. However, Kaizen technology would most likely be considered as a cosmetic drug and therefore subject to drug requirements for development (2,6,14,9); 4) Agricultural Sector (13,15,16); 5) Biopharmaceutical Sector (9,26,27). *NA—data not available.

    The average time to market estimates are built upon and include an estimated time of 2 to 4 years, from today, for Kaizen to complete the basic research phase and establish the manufacturing process, for proof of scale-up production, of their technology. This is likely the minimum development time required by Kaizen to be able to pursue out-licensing agreements, in any of the listed industry sectors, and achieve reasonable agreement terms, including royalties. It follows that the more evidence you are able to provide to confirm, among other things, the activity, and manufacturing stability and quality of your product, the more leverage you have to negotiate a favorable out-licensing agreement.

    The biopharmaceutical industry represents the most varied avenues for development and commercial potential but also presents the greatest market entry funding challenges (refer to Table 6, p 20 and Table 2 above). The regulatory requirements and costs associated with commercialization clearly exceed all other industry sectors, irrespective of possible efficiencies gained in time to market by pursuing select indications (in for example infectious diseases and/or cancer) and market entry through the European Union. However, it is likely that the out-licensing opportunities in this industry may yield the greatest returns to Kaizen, based on the level of profitability of the industry and given that an individual drug can exceed worldwide sales of $500 million in less than 3 years post-market launch, such as the protease inhibitor Crixivan.

    In the absence of product data in the agricultural crop protection (valued at $30 billion) and food processing (valued at $16 billion) industry, the global market segments of relevance to the Kaizen technology approximate $2.1 billion and $500 million respectively. It is likely the individual products in these sectors, do not equal the potential revenues accrued from an individual drug. Because the Kaizen technology represents a new biotechnology development, it is likely greater regulatory scrutiny will be exercised by both the food and crop protection regulators, pushing the time to market and costs, to the higher end of the estimates. Margins in both sectors will largely be dependent upon the manufacturing efficiencies (ease and cost of production) achieved and to a lesser degree, the level of consumer acceptance at time to market. Even though the crop protection sector is larger in dollar value compared to the food enzyme segment, it may to be more fragmented, given a product must be approved for use on each pest and crop. I would venture to say these sectors offer similar incentives for commercialization.

    In the Cosmetics sector, focus on the "cosmetic drug" category and the associated regulations, is of particular relevance to the Kaizen technology. This category has increased regulatory requirements similar to a drug, which therefore differentiates it from the average cosmetic. Most, if not all, cosmetic drugs include active substances that have been previously approved as a drug. The Kaizen technology represents a "New Chemical Entity" (NCE) that will likely be subject to the development path and costs associated with a drug. However, like the food and crop protection sectors, margins will largely be dependent upon manufacturing efficiencies, which will need to be similar to the currently marketed antimicrobial soaps and washes. Development costs may preclude the Kaizen technology from being able to compete in this sector.

    The strategic research chemicals sector presents an interesting commercial avenue for development, given the minimal investment in time and money to market, relative to the other industry sectors. We can likely expect this market to be highly fragmented, generating lower revenues per product. However, an opportunity may exist given that current sources of human Cystatin C are prepared from urine and plasma and are thus more costly compared to the synthetically prepared product from Kaizen. Pursuing this route for initial commercialization, with the intent of out-licensing, could yield quicker revenues, to help pursue other commercial strategies.

4.2  Specific Industry Sector Findings

4.2.1  Research Sector

4.2.1.1  Market Potential

    The worldwide market for strategic research chemicals is currently valued at plus $6 billion and growing at 5% per annum. After the USA, Japan is the second largest chemical market. We can expect this market to be highly fragmented and the revenues per product, limited to the demand created by researchers throughout the world, involved in basic research.(10)

4.2.1.2  Market Entry Considerations

    Without having identified the exact process for market entry, intuitively a research grade chemical, targeted for research in the life sciences, would have reduced requirements in comparison to a drug for human use. Specifically, the pre-clinical and clinical testing program to establish the safe and efficacious use in humans would not be warranted (refer to Appendix1, Table 8). Therefore, an estimated development time of 2 to 4 years, to establish the desired level of purity and quality of manufactured product and manufacturing formula for register (like with a drug) is suggested. The associated costs to commercialize are dependent upon the level of complexity associated with downstream purification and manufacturing scale-up (out-sourcing may be considered) of the technology and are estimated to be under $5 million based on order of magnitude (and includes raw ingredients, capital equipment, manufacturing scale-up, sufficient research team and additional resources for ramp-up).

4.2.1.3  Competition/Potential Collaborators

    The following commercial sources of Cystatin exist, for research purposes:

  1.
  Research Diagnostics Inc. (RDI) of the USA, supplies Human Cystatin C (Post G-globulin) for in vitro research use only. The product is prepared from the urine of patients with chronic renal tubular proteinuria. Pricing ranges from $350/mg at 96% purity and $250/mg for part pure or approx. 50% purity.(11)

  2.
  Sigma Corporation of the USA, supplies Cystatin from egg white, priced at $212/mg at approx. 90% purity. Corporate revenues, cost of goods sold and profit level for 1998 was $1.19 billion (+6%), 46% of revenues and 14% of revenues respectively.(10)

  3.
  ANAWA Immunochemicals of Switzerland, supplies Human Cystatin C, prepared from human plasma and from egg white. The products are priced at SFr339/unit (>99% purity) and SFr 384/mg respectively.(12)

    Sigma-Aldrich Company is the world's largest provider of chemicals used by researchers, government and commercial laboratories throughout the world. Research chemicals accounts for 60% ($715 million) of their revenues, growing at 6% per annum and the USA (55%) is their major market. Strategies for growth are focused on new products and acquisitions of life science products, which currently account for 25% of sales. Geographic expansion is focused on the Far East. Recent acquisitions include Genosys Biotechnologies Inc. and Research Biochemicals and RDI could be a potential target.(10)

    All of the above manufacturers represent potential collaborators/partners to explore out-licensing agreements. Sigma is likely the best prospect.

4.2.2  Food Processing/Additives Sector

4.2.2.1  Market Potential

    The global food additives market was valued at $13.8 billion in 1996, with a projected growth rate of 6% per annum to 2001. That being the case the market value should be around $16 billion today.(7)

    The USA leads with the largest marketshare (37%) and is followed by Europe (26%) as seen in the following table:

TABLE 3: Global Food Additives Market

Global Market $13.8 billion 1996 (+6%)	USA	Europe	Japan	Asia	L. America
Marketshare %	37%	26%	17%	11%	9%
Marketshare $	$5.1 billion	$3.6 billion	$2.3 billion	$1.5 billion	$1.2 billion

Source: Reference 7

    The global food additives market is dominated by flavours, however, the enzyme category is predicted to overtake this segment as advances in biotechnology open up new applications. New products are also predicted to boost the growth of preservatives. The category split is as follows: Flavours 28%, Thickeners 12%, Intense Sweeteners 10%, Colourants 7%, Antioxidants 2%, Functional

Proteins 5%, Emulsifiers 5%, Enzymes 5%, Preservatives 2% and others 24%. The $500 million food enzyme market is currently heavily focused on the dairy sector, with various proteases.(7)

    With the increase in the global population (currently 5.8 billion) to 8 billion by 2025 placing increasing demands on food supplies, new ways of preserving and enhancing the food supply will be needed.(5)

4.2.2.2  Market Entry Considerations

    It is possible the Kaizen technology, which represents a new biotechnology development, may be regarded as a novel food, which may involve greater regulatory scrutiny. However, it is more likely that it will be categorized as a food additive.(28,29)

    If the Kaizen technology is developed as a food additive it must satisfy the pre-marketing regulatory requirements described in section B 16 of the Canadian Food & Drug Act and enforced by the Canadian Food Safety and Inspection Agency (CFIA). This is similar in the USA.(28,29)

    Toxicological studies will be required to determine the maximum dosage level that produces no observed adverse effect (NOAEL) and ultimately to establish the "Acceptable daily intake for man" (ADI). These studies can take up to 2 years with an additional year for submission and review. This timeline assumes research and manufacturing issues are resolved and a method of analysis has been established to identify the additive in food. I have estimated that the refinement of the research & manufacturing process can take from 2 to 4 years. Development costs are estimated based on the pre-clinical testing costs for drugs and can be up to $200 million over an estimated time to market of 4 to 7 years.(28,9)

    There exists a high degree of harmonization of food safety standards and reviews throughout the world, through the efforts of such bodies as the Food & Agriculture Organization of the UN (FAO), the World Health Organization (WHO) and the Codex Committee on Food Additives & Contaminants that develops general standards on food additives.(28,29)

4.2.2.3  Competition/Potential Collaborators

    The food enzyme market is dominated by Novo-Nordisk, with a 40% worldwide marketshare. They are committed to finding new applications, with over 18,500 strains of bacteria, yeast and fungi in their storage bank, to make enzymes.(7)

4.2.3  Cosmetics Sector

4.2.3.1  Market Potential

    The USA market for Cosmetics, including those products also considered "cosmetic drugs" (sunscreens, antiperspirants/deodorants, skin protectants, antimicrobial soaps and washes and antidandruff shampoos) is currently valued at $26 billion according to an independent research group in the USA. (14) The Canadian market is currently valued at $3 billion.(6)

    The Cosmetic, Toiletry & Fragrance Association (CTFA), the lobby group for the industry, collects limited sales data for their membership and for public consumption. The comparatively reduced regulatory requirements for commercialization in this industry, as described below, may contribute to the lack of data from which to assess the performance of this industry and the individual products.

4.2.3.2  Market Entry Considerations

    The FDA's Center for Food Safety and applied Nutrition (CFSAN) has regulatory authority over cosmetics in the USA, but only after products hit the market. The FDA cannot require companies to do safety testing prior to marketing. However, if human safety has not been substantiated (recognized only through animal testing to this point) the product's label must read "Warning: The safety of this product has not been determined." The FDA also cannot require companies to register their cosmetic establishments, file data on ingredients, or report cosmetic-related injuries but it maintains a voluntary data collection program in which 35 to 40% of manufacturers participate. To remove a cosmetic from the market it must be done through the courts. The USA Fair Packaging & Labeling Act requires a mandatory ingredient declaration in descending order of quantity on all retail cosmetics intended for home use. Products can be both a drug and cosmetic, but require the added disclosure of the active ingredient (example: sunscreens, antiperspirants/deodorants, skin protectants, antimicrobial soaps and washes, dandruff shampoos, fluoride toothpastes etc.), data to back therapeutic claims prior to marketing and must be approved as a drug.(4)

    Focus on the "cosmetic drug" category and the associated regulations, is of particular relevance to the Kaizen technology. The potential antibacterial activity of the Kaizen technology suggests it may be useful in formulating antimicrobial soaps and washes. This category has increased regulatory requirements similar to a drug and therefore, differentiates it from the average cosmetic. The investment posture and time to market will be a function of the drug development timeframe and costs to commercialize. The development costs of an "over the counter" (OTC) drug such as polysporin, could be investigated as a model.(30,33,34)

    The Cosmetic, Toiletry & Fragrance Association (CTFA) is currently lobbying the FDA to request exemptions from FDA's proposed OTC Drug labeling regulation on five categories of cosmetic drugs: sunscreens, antiperspirants/deodorants, skin protectants, antimicrobial soaps and washes and antidandruff shampoos. If passed, this would have positive consequences on the development time and requirements for the Kaizen technology.(2)

    A deregulation proposal on cosmetics in Japan is currently under review with expected completion 2001. Under the proposal the pre-market approval system is to be abolished in favor of a system more like the USA and the EU.(2)

    Harmonization of cosmetic rules is underway between the USA, the EU and certain Latin American countries.(2)

    Health Canada's Cosmetics Program defines and communicates the requirements for the manufacture, labeling, distribution and sale of cosmetics and evaluates compliance under the Food & Drugs Act, in section 10 and 30 of the cosmetic regulations. A Cosmetic Notification Form must be submitted to Health Canada within 10 days of the first sale. Cosmetic notification is not a product evaluation or approval. If any of the product ingredients appear on the "hot list" the manufacturer will be contacted to resolve. Additionally cosmetics are subject to the Consumer Packaging and Labeling Act, which will require mandatory ingredient labeling in 2000, like the USA. The therapeutic claims determine whether products are handled as a drug or a cosmetic, but a product cannot be both, unlike in the USA.(3,6)

    In Canada, the following categories are considered drugs: antidandruff products, antiperspirants, antiseptic skin cleansers, fluoride containing anticaries products, medicated skin care products, and sunburn protectants.(6)

4.2.4  Agricultural—Crop Protection Sector

4.2.4.1  Market Potential

    The worldwide market for agricultural crop protection products is currently valued at $30 billion. The USA and Canadian markets are valued at $11 and $1.4 billion respectively.(15,16)

    The Canadian sales data reflected in the following table reveals an average growth rate of 10% per annum over the past four years.

TABLE 4: Canadian Sales of Crop Protection Products

				Kaizen's Market	Prospective Segments
CDN Dollars
Year			Insecticide Sales	Fungicide Sales	Specialty Products *
	Total Sales	Herbicide Sales
1998	$1.4 billion	$1.2 billion	$58 million	$98 million	$56 million
1994	$1 billion	$800 million	$95 million	$75 million	$50 million

*
includes soil fumigants/nematicides—$10 million            Source: Reference 15

    The market breakdown, by product category, allows us to zero in on areas of potential application for the Kaizen technology. Based on the potential for Cystatin C to inhibit plant fungi and nematodes, the applicable market segment may be as large as 7% of the total Canadian market. Extrapolated on a global scale, the relevant segments total $2.1 billion.(1)

(1)
Calculation: $98 + $10 = $108 million or approximately 7% of Canadian market ($1.4 billion) and $2.1 billion or 7% of the global market ($30 billion).

    In comparison to the pharmaceutical industry, the agrochemical industry manufactures and sells larger quantities of product at a lower gross margin. (13) In addition, these products will not succeed in the marketplace unless they offer a clear advantage over existing products, with cost-effectiveness as a major factor. Therefore, the ease and cost of manufacture for a product is a more important consideration in the agrochemical industry versus the pharmaceutical industry.(13)

4.2.4.2  Market Entry Considerations

    Agrochemicals are heavily regulated in the USA and other countries although arguably not to the same extent as pharmaceuticals. In the USA, the Environmental Protection Agency (EPA) regulates such products under the Federal Insecticide, Fungicide and Rodenticide Act (FIFRA). Toxicology and environmental testing is required to substantiate product safety, prior to product registration, for use on each pest and crop. This can be quite extensive and expensive if for example, it is intended that a particular fungicide be used on field crops (wheat etc.) and horticultural crops (fruits etc.) On average, product development to marketing approval can take 8 to 10years and cost $50 million or in some cases as much as $200 million.(16)

4.2.4.3  Competition/Potential Collaborators

    Mega-firms, which combine the capabilities of biotechnology, agrochemicals and seeds are emerging and they expect to realize annual sales in the range of $5 to $10 billion. At these sales levels firms expect to invest upwards of $500 million annually in R&D. Monsanto, the biggest player at present, already has worldwide sales exceeding $8.3 billion. (17) Other big players include Dupont, Novartis, Pioneer Hi-Bred and Zeneca. There is also a movement to create a direct linkage of agricultural biotechnology to food, nutrition and health markets through the integrative Life Sciences companies like Novartis.(18)

4.2.5  Biopharmaceutical Sector

4.2.5.1  Market Potential

    The worldwide market for pharmaceuticals, including those produced by biotechnology, is currently valued at $307 billion and is projected to grow at a rate of 8% per annum, to $406 billion in 2002.(26)

    North America is the largest market with 39% followed by Europe, Africa/Asia/Australasia including Japan and Latin America with 29%, 24% and 8% respectively, as reflected in the following table:

TABLE 5: IMS Health: Global Pharmaceutical Market Forecasts

Sales Billions	Worldwide	North America	Europe	Japan	SE Asia & China	Latin America & Caribbean
1998	$307	$118	$89.3	*$75.3	*$75.3	**$23.6
2002	$406	$169.5	$100.8	$45.8	$20.1	$30.5

*
Japan, Africa, Asia, Australasia combined;            **  Latin America only.
Source: Reference 26

    Over the next five years, the fastest growing regions are expected to be North America, the Middle East, Australasia and Southeast Asia including China with annual growth rates exceeding the global average at 9.8%, 10.6%, 9.8% and 11% respectively. Japan and Western Europe are expected to post slower annual growth rates (4.9% & 5.8% respectively) due to the challenge of price controls.(26)

    The key potential therapeutic market segments for the Kaizen technology, as stated previously, include anti-infectives (antiviral, antibacterial and antimalarial), cancer therapy, osteoporosis therapy and Alzheimer therapy, as supported by the literature (30, 31, 33, 34, 20, 21, 22, 23, 13) and reflected in the following table:

TABLE 6: Biopharmaceutical Industry—Key Potential Therapeutic Market Segments, for the Kaizen Technology

Therapeutic Segment / Launch date / Manufacturer		Global Sales 1998 $307 billion (+3.6%)	USA Sales 1998 $118 billion (+11%)	Canadian Sales 1998 in CDN dollars $7.4 billion (+12.7%)***
Antivirals*		$6 billion (estimate)	$2.36 billion	$117 million
Top Three Products
1)	3TC (01/96-GlaxoW)	$500 million (estimate)		$19.7 million
2)	Crixivan* (10/96-MSD)	$500 million (estimate)		$19.5 million
3)	Zerit (07/96-BMS)	$250 million (estimate)		$9.7 million
Antibacterials		$19.8 billion (estimate)	$7.76 billion	$560 million
Top Three Therapeutic Segments
1)	cephalosporins	N/A		$117.4 million
2)	Macrolides	N/A		$105.8 million
	Biaxin (07/92-ABT)	+$1 billion		$62.6 million
3)	Quinolones	N/A		$97 million
	Cipro (01/89-BAY)	+$1 billion		$71 million
Cancer Therapy		$10 billion (estimate)	$3.94 billion	$332 million
Top Four Products
1.	Zoladex (01/80- Zeneca)	$800 million (estimate)		$31.3 million
2.	Betaseron (11/95- Berlex)	$587 million (estimate)		$22.9 million
3.	Neoral (03/95- Novartis)	$900 million (estimate)		$64.2 million
4.	Intron A (07/88-Schering)**	$468 million		$13.7 million
Antimalarials		$139 million (estimate)		$4.8 million
Alzheimer Therapy Aricept (06/97- Pfizer)		$461 million (estimate)		$18 million
Osteoporosis Therapy		$3.4 billion	$924 million	$83.8 million
Top Three Products
1)	Fosamax (01/96-MSD)	$995 million (estimate)		$38.8 million
2)	Didrocal (11/95—P&G)	$528 million (estimate)		$20.6 million
3)	Aredia (06/92—Novartis)	$315 million (estimate)		$12.3 million

*
Protease inhibitor ** Orphan drug designation therefore less requirements for market approval. ***Global product estimates based on Canadian 1998 product sales data (grossed-up for the Canadian % of the Global market). Source: References 24,25,8,26

    Within the potential therapeutic market segments reflected above, the following observations are noteworthy:

  •
  Of the 24 blockbuster drugs with worldwide sales over $1 billion, 2 appear in the antibacterial segment

  •
  Products on the market for less than 3 years, with worldwide sales approximating $500 million, can be found in 4 of the 6 segments namely, Antivirals, Cancer, Osteoporosis and Alzheimer Therapies. The latter 3 segments are tied to the aging population.

  •
  The manufacturer of Crixivan (Antiviral) and Fosamax (Osteoporosis) namely, Merck & Co (MSD) is rated the #2 Corporation worldwide based on sales. The manufacturer of Aricept (Alzheimer) namely, Pfizer is rated #1.

  •
  A protease inhibitor, Crixivan, has achieved sales of $500 million in under 3 years

    Specific market segment comments:

Anti-infectives Market

    From a global health perspective, 33% of deaths are due to infectious and parasitic diseases (of which 10-15% are due to malaria) and it is expected that infectious diseases will continue to dominate in developing countries.(5)

    The importance of combating infectious diseases is reflected in Japan's market where anti-infectives accounted for the highest growth rate at 9% per annum and were valued at $5 billion, with an emphasis on antivirals. Similarly, Germany saw their largest growth in anti-infectives accounting for 25% of their market and showing growth of 26% over the past five years. This has been and will continue to be due to the launch of new vaccines.(26)

Antiviral Market

    Of note has been the expedited rise of protease inhibitors to among the top 3 products, in this market segment. The most recent product to enter the market was Viracept, commercialized by Agouron Pharmaceuticals, a structure based drug design company with a short 16 year history. The company has a number of protease inhibitors in development to target cancer and various viral infections, of which Japan Tobacco has acquired rights for select markets. The company has recently merged with Warner-Lambert, the #9 global pharmaceutical corporation.(19)

Cancer Treatment Market

    The cancer treatment segment is projected to show the most growth and accounts for largest share of biotechnology new medicines in development as shown below:

Breakdown of 350 Biotechnology Medicines in Development (N. America)
43% Cancer/Related disorders
10% Infectious Diseases
7% Neurologic Disorders
8% AIDS/HIV Infection /Related Disorders
5% Autoimmune Disorders

Source: PhRMA 1999 Industry Profile (27)

    Of the 350 biotechnology medicines in development above, 77 are vaccines to prevent or treat infections, cancers, multiple sclerosis and stroke and 5 are recombinant human proteins to treat infectious, genetic and autoimmune disorders.(27)

    In Japan, the bioindustry includes drugs, diagnostics, enzymes for detergents, transgenic crop plants etc. produced from recombinant DNA technology. Overall revenues totaled $13 billion in 1996. New pharmaceutical players are emerging such as Nissan Food Products and are focusing on glycotechnology and protein engineering, to develop therapeutics for Alzheimer's disease, immunostimulants etc.(1)

Alzheimer Market

    It is estimated that 5% of people over 65 years have Alzheimer's disease and the risk increases with age, noteworthy in an aging population. To date available treatments do not halt or reverse the course of the disease but can slow its progression. In the USA alone, 17 new biotechnology derived preparations are under development. To date, there does not appear to be any cysteine protease inhibitors (CPI's) in development for Alzheimer's. (27)

Osteoporosis Market

    The market is forecasted to double in size from 1996 to 2006, to a value of $5.7 billion. The rise is attributed to the increasing public awareness, changing demographics and more widespread availability of bone densitometry for diagnosis. In the USA, 23 new medicines are in development. There are CPI's in development for Osteoporosis.(26)

4.2.5.2  Market Entry Considerations

    The USA system of new drug approvals is arguably the most rigorous in the world but provides entry into the largest market (39%). On average, it costs a company $500 million over a 15 year period, to develop one medicine from the lab to the patient. Only five in 5,000 compounds that enter pre-clinical testing, make it to human testing and only one of those five is approved for sale. (9) Once a new compound has been identified in the laboratory, medicines are developed and can be tested in over 3000 patients, according to specified study measures, before receiving approval to market. (refer to Appendix 1, Table 8)

    The time to market in North America has steadily increased over the past four decades, to the current level of 15 years (refer to Appendix 2, Figure 1). According to the most recent study conducted by the Tufts Center for the Study of Drug Development (CSDD) in 1995, differences in development and review time exist between the USA and other countries (9). A key conclusion of the study was that the USA continues to lag behind other countries in the timing of new drug approvals based on the following:

  •
  Between 1985 and 1993, only 27% of FDA's new drug approvals received their first marketing approval in the USA. For those drugs with 1 or more years of foreign marketing before USA approval, the period of prior availability was approximately 6 years.

  •
  Between 1960 and 1991, 102 anticancer agents were launched in one or more of the major markets studied. Of these 62% were available in Japan, 60% in Germany, 56% in France, 49% in the UK and 43% in the USA.

  •
  Over two time periods, 1960 through 1975 and 1976 through 1991, France, Germany, Japan and the UK all exhibited an increase in the number of exclusively available anticancer agents relative to the USA.

  •
  Most new biopharmaceuticals are developed (82%) and first clinically tested (86%) in the USA but are granted marketing approval first in Europe (75%).

  •
  In regard to mutually available biopharmaceuticals, the USA had an average market lag of approximately 1 year when compared to Europe, and an average market lead of approximately 2 years when compared to Japan. One explanation may be the difference in clinical development time between 1982 and mid-1992 which averaged 2 years in Europe, 2.9 years in Japan and 3.1 years in the USA.

  •
  Safety discontinuations as a % of new drug introductions in the USA and UK were similar (3% and 4% respectively)

    However, the good news is that due to some regulatory reforms in the USA, the mean approval time has decreased by almost 6 months in the past year. (refer to Appendix 2, Figure 2)

4.2.5.3  Competition/Potential Collaborators

    There are many biopharmaceutical companies, big and small, that are actively involved in cysteine protease inhibitor (CPI) research and development and that may present an opportunity for collaboration or that may have a very similar technology in development to be tracked. Representation amongst the smaller firms appears to be split between North America and Europe as can be seen in the following table:

TABLE 7: Cysteine Protease Inhibitors (CPI)—R&D Competitive Profile

Manufacturer	Compound(s)		Indication(s)	Stage of Development
British Biotech(UK) SynPhar (Edm,AB)	Collaboration on CPI Research Designed nanomolar inhibitors of the CP Cathepsin B&L		Cancer Osteoporosis Malaria	Pre-clinical (CDN, UK)
British Biotech (UK)(20)	Key Research strength Matrix Metalloproteinase inhibitors (MMPI) in development:
	1)	Marimastat	Cancer	Phase 3
	2)	BB-3644-partnered with Schering-Plough	Cancer	Phase 2
	3)	BB-10153	Bacterial Infections	Phase 2
Active Biotech (Swe)—Parent company strong financially(21)	Focus- Vaccines Collaborations with varied Academic Centers (UK/USA)			Clinical development—market
Actinova subsidiary(22)	Actinova formed to develop CPI research from Lund University (Bjorck et al)		Research focus streptococcal bacterial infections Strep.CPI	Pre-clinical
Axys Pharmaceuticals (USA)(23)—(formerly Arris)	Protease Programs
	Collaboration with Bayer		Asthma	Pre-IND
	Collaboration with RPR		Inflammatory diseases	Pre-clinical
	Collaboration with Merck			Pre-clinical
	Collaboration with BMS		Osteoporosis	Pre-clinical
	Unpartnered		Hepatitis C	Pre-clinical
	Several synthetic Cathepsin B inhibitors have been designed.		Cancer
Subsidiary in Agri-biotech
ArQule (USA)	CPI research program		Parasitic Infections	Pre-clinical
	Collaborations with Roche, J&J, Solvay, Wyeth-Ayerst, Abbott & Sankyo		Varied therapeutic areas	Drug Discovery
	Agricultural compounds Collaboration with Monsanto		Crop Protection

Source: Adis R&D Insight international database (References 35,13,20,21,22,23,)

    The smaller innovators such as SynPhar are as close as Alberta, Canada. They have entered into a collaboration with UK based British Biotech to develop their CPI's of Cathepsin B&L and are in the pre-clinical phase for Cancer (in Canada) and Osteoporosis and Malaria in the UK. British Biotech has Matrix Metalloproteinase inhibitors (MMPI) in development advanced as far as Phase 3 for Cancer. While they may not represent a potential partner for co-development, given their agreement with SynPhar, they represent an important competitor to track.

    Actinova of Sweden was formed to develop the CPI research from Bjorck, Grubb etc. and appears focused on strep bacterial infections. They are currently at the pre-clinical stage. They likely have a human Cystatin C given the Bjorck et al, former antiviral research on Cystatin C. Actinova's Cystatin C research, should be closely monitored by Kaizen. The parent company, Active Biotech, is actively involved in the development of vaccines, has money and is in the clinical phase. It would be worthwhile to explore whether a collaboration is possible with the parent and the level of interest in other therapeutic areas such as cancer.

    Axys pharmaceuticals of the USA (formerly Arris) has an extensive protease program which has attracted several big corporations the likes of Merck, BMS, RPR, and Bayer. Of note is the fact that Merck is the manufacturer of the protease inhibitor Crixivan, whose revenues already exceed $500 million (in less than three years). All developments of Axys are at the pre-clinical stage. They remain unpartnered in the cancer area, an area of prime strategic interest to the company. They apparently have several synthetic Cathepsin B inhibitors designed and may be worthy collaborators to pursue. They also have an agri-biotech subsidiary.

    Like Axys, ArQule of the USA has a CPI program for medical and agricultural applications. On the latter they are partnered with Monsanto. On the medical side for drug design and discovery, they are also partnered with big players like Roche, J&J, Abbott etc. Collaboration opportunities should be explored as their pipeline may have room for technologies with confirmed activities.

    In my literature review I did not come across any partnerships between CPI developers (pre-clinical to clinical phases) and Novartis or Zeneca. Both companies are active in the cancer market and have varied interests in the potential applications identified for CPI's thus far.

    Both Zeneca and Axys are members of the SNP (Single Nucleotide Polymorphisms) consortium, seeking to identify genetic segments from which drug targets can be developed. This may mean they may be receptive to in-licensing opportunities, to grow their respective pipelines. Alternatively, the lack of collaborations uncovered for Zeneca could mean alike GlaxoWellcome, they seek to develop their pipeline in-house.

    As for the smaller drug based design companies that represent key potential competitors for Kaizen, they appear to have limited marketing viability (that is they are acquired by the big companies) post discovery. That certainly was the case with Agouron. They brought the protease inhibitor Viracept to market and were soon acquired by Warner-Lambert.

5.0  Competitive Considerations

    Based on the literature search for this report, three commercial sources were identified for cystatin, all of which are limited to research applications. Human sources include Cystatin C prepared from urine and plasma. A commercial source of recombinant human Cystatin C was not identified. However, Sigma may be seeking to develop or in-license a human Cystatin C to commercialize and RDI and ANAWA may be seeking to develop or in-license cheaper sources of human Cystatin C to commercialize.

    There are many other researchers using the Pichia yeast system to recombinantly produce proteins. To date, Research Corporation Technologies (RCT), the patent holder of the Pichia system, reports that 215 proteins are produced in Pichia, of which 46 are human proteins. Four are protease inhibitors including 2 Kunitz inhibitors, epidermal inhibitors and 1 Cystatin C. There are also 6 proteases including human cathepsin B, E, and F, a metalloprotease, a protozoan protease and cathepsin L.(38) The Cystatin C listed could refer to the Kaizen technology if reported to RCT or another one under research development.

    Of the commercial protease inhibitors indicated for AIDS (Crixivan, Invirase and Viracept) most if not all were chemically synthesized.

    Irrespective of the manufacturing source, many CPIs including Cystatin C are under evaluation for various applications. Companies identified in this report, engaged in CPI basic research that should be tracked include British Biotech, Active Biotech, Axys Pharmaceuticals and ArQule. Clinical development collaborators involve most of the big pharmaceutical companies.

    As already discussed above in the various industry sectors, other competitors include those with marketed products, or planning to market products, in the potential market application areas identified for the Kaizen technology. To displace current or projected products the Kaizen technology will need to demonstrate either enhanced efficacy and/or safety, or that it is easier to manufacture and therefore represents a cost savings to the end consumer.

6.0  Kaizen Operational Requirements

MANAGEMENT / PROJECT TEAM

CHIEF EXECUTIVE OFFICER (DIRECTOR)

    Mr. Joseph Bowes, is a Chartered Accountant (CA) with a Master in Business Administration from the University of Western Ontario, Canada. Mr. Bowes has over 15 years executive level business consulting experience both in his own practice, and with the finance and business management consulting arm of Price Waterhouse. He has over 20 year's business experience with development stage, franchise/licensing and marketing driven companies.

PRESIDENT (DIRECTOR)

    Mr. T.F. Fred Tham, is a businessman, and a Certified Management Accountant (CMA). Mr. Tham holds a Licentiate Accounting Degree (Post Graduate) and a Bachelor of Science Degree (Zoology) from the University of British Columbia, Canada. For the last ten years Mr. Tham has been directly involved in strategic planning, acquisition and start-up of companies, management, accounting and finance.

RESERACH DIRECTOR

    Dr. Shuryo Nakai, a former chairman of Food Biotechnology Canada/Japan Workshop and member of the Strategic Grant Selection Panel on Food, Agriculture and Aquaculture, Natural Science and Engineering Research Council of Canada, holds a Bachelor Degree in Science and a Ph.D. from the University of Tokyo, Japan. Mr. Nakai was the former Chief Chemist of Meiji Milk Prod. Co., Tokyo, one of the largest food producer of Japan, and currently Honorary Professor and Emeritus for the Department of Food Science, at the University of British Columbia, Canada. Mr. Nakai has received the following awards: American Egg Board Research Award, Fellow Canadian Institute of Food Science and Technology, WJ Eva Award of Excellence, and Killam Research Prize. Current research interests are computer-aided optimization on genetic engineering and prediction of food spoilage using chromatography.

    To date, many of Dr. Nakai's research and publications on food technology and/or methodology have been adapted and/or used by industry worldwide

RESEARCHERS

    Soichiro Nakamura, holds a Ph.D. in Agricultural Sciences from Tottori University of Japan. Mr. Nakamura has over fifteen years experience in the area of microbiological analysis while working as a professor, specifically at Ube College, Yamaguchi and Tottori University in Japan. Mr. Nakamura has published the following papers: pH Regulation Affects the Glycosylation of Mutant Lysozyme Having the N-linked Signal Sequence in Yeast; Improvement of Antimicrobial Action of Lysozyme by Chemical Modifications; and New Methods for Improving Functionality of Egg White Proteins.

    Masahiro Ogawa, holds a Ph.D. in Chemistry from Sophia University in Tokyo, Japan. Mr. Ogawa is currently working as a post doctorate fellow at the University of British Columbia, Canada, Department of Food Science.

    Duties and responsibilities—to develop and/or improve methodology to produce low cost recombinant human cystatins.

    Christine H. Scaman, holds a Ph.D. in Food Science from the University of Alberta, Canada. Ms. Scaman has over ten years experience in the area of food science chemistry while working as a research director and/or assistant professor, specifically in University of Alberta and British Columbia, Canada. Ms. Scaman has published the following papers: A Spectrophotometric Assay for Mannosidase Activity; Capillary Electorphoresis Laser Induced Fluoresence Analysis of Oligosaccharides Produced from Enzyme Reactions; Kinetics and Sterospecificity of the Lysly Oxidase Reaction; and Stereochemical Course of Tyramine Oxidation by Semicarbazide-sensitive Amine Oxidase.

    Duties and responsibilities—to efficiently and effectively address site-directed mutagenesis to produce low cost recombinant human cystatins.

7.0  Potential Strategic Alliances/Partnerships

    Based on the assumption Kaizen should seek out strategic alliances wherein an out-licensing agreement can be constructed that generates an optimal revenue stream for the company, the following companies are highlighted as potential alliance partners:

  •
  In the strategic research sector the Sigma Corporation stands out as a solid potential partner, based on their dominant market position and lack of a human Cystatin C.

  •
  In the food enzyme market Novo-Nordisk stands out as a potential partner based on their dominant market position (40% marketshare) and apparent lack of a human Cystatin C, despite having an extensive research bank of yeast strains from which to make enzymes.

  •
  In the crop protection sector big companies such as Zeneca, Novartis, Dupont, and Monsanto may represent potential partners, as would smaller companies with agro-subsidiaries and reasonable financial strength, such as Axys and ArQule.

  •
  In the biopharmaceutical sector many of the big pharmaceutical companies are partnered with the smaller companies focused on CPI development. However, both Zeneca and Novartis appear unpartnered and as such represent potential partners for the medical application of the Kaizen technology in Cancer and other therapeutic areas. The smaller companies such as Axys, ArQule and Active Biotech may also represent potential partners, particularly with a focus on the cancer area and assuming they have reasonable financial strength.

    Another interesting approach to cultivating strategic partnerships could be focused on Life Sciences companies with interests in the varied industry sectors of relevance to the Kaizen technology. Big companies to consider should include Zeneca, Novartis, Dupont and Monsanto. Smaller companies such as Axys and ArQule should also be considered for out-licensing possibilities in both medical and agrochemical applications.

8.0  Market Entry Strategies

    Each industry sector presents varied commercial development applications for the Kaizen technology. However, when the average time to development and associated costs are evaluated relative to the potential market returns (based on the market size in dollars, growth patterns, level of competition and expected level of profitability—see Table 2), the avenues for potential market entry appear with greater clarity and are discussed below.

    Market entry strategies are predicated on a 2 to 4 year (from today) basic research phase for Kaizen to establish a manufacturing process (demonstrating stability, quality and purity of the product) and proof of activity with specified substrates.

    Pursuing out-licensing agreements, within the strategic research chemicals sector, represents a minimal investment in time and money to market relative to the other industry sectors. Furthermore, although returns may be comparatively less, the sector represents a quicker revenue stream, from which to pursue other commercial strategies.

    At the same time, out-licensing agreements with Life Sciences companies should be considered. Such companies represent entry into multiple industries (namely, medical therapeutics, crop protection and food sectors). Although, the prime focus would be on medical applications (where the greatest long-term returns are possible relative to the investment), agreements could possibly be leveraged across other sectors like food and crop protection, where the returns relative to the development investment may otherwise not attract specific sector partners. This approach would also capitalize on current market trends, which involve the evolution of more direct linkages between the agricultural biotechnology, food nutrition and health markets.

9.0  MART Summary and Recommendations

    The Kaizen technology, recombinant human gylcosylated Cystatin C, has potentially varied and commercially viable, industry applications. However, not all of the commercial development courses reviewed are within the grasp of a start-up company such as Kaizen, to realize. This will necessitate the consideration of out-licensing agreement(s).

    In order to secure reasonable out-licensing agreement terms, irrespective of the industry sector pursued, it will be necessary for Kaizen to take the technology through the basic research phase. Specifically, the end objective should be to collect evidence on the manufacturing process (demonstrating stability, quality and purity of the product) and proof of activity with specified substrates. It follows that the more evidence Kaizen is able to provide to support its product characteristics, the more favorable the terms of an out-licensing agreement.

    A two-pronged market entry strategy is recommended for Kaizen, which involves pursuing out-licensing agreements with 1) the strategic research chemicals industry sector and 2) the biopharmaceutical industry sector.

Appendix 1

    TABLE 8: The Drug Development and Approval Process in the "90s

	Early Research /Preclinical Testing		Clinical Trials
			Phase I	Phase II	Phase III		FDA		Phase IV

Years	6.5		1.5	2	3.5		1.5	15 Total

Test Population	Laboratory and animal studies	File IND	20 to 80 healthy volunteers	100 to 300 patient volunteers	1000 to 3000 patient volunteers	File NDA			Additional
		at				at			post-
Purpose	Assess Safety and biological activity	FDA	Determine safety and dosage	Evaluate effectiveness, look for side effects	Confirm effectiveness, monitor adverse reactions from long-term use	FDA	Review process/ approval		marketing testing required by FDA

Success Rate	5,000 compounds evaluated		5 enter trials				1 approved

Source: Reference 27

IND—Investigational New Drug
FDA—USA Food & Drug Administration
NDA—New Drug Application

Appendix 2

FIGURE 1

    TOTAL DRUG DEVELOPMENT TIME FROM SYNTHESIS TO APPROVAL

Source: Tufts Center for the Study of Drug Development, 1998.

FIGURE 2

    MEAN APPROVAL TIMES FOR NEW DRUGS, 1987-1998

Source: U.S. Food and Drug Administration, 1999.

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1.
JAPAN Sci/Tech NEWS (March-April 1996)

2.
Cosmetic, Toiletry & Fragrance Association (CTFA), Annual Report 1998

3.
Health Canada Cosmetics Program. Website: www.hc-sc.gc.ca/ehp/ehd/psb/cosmetics

4.
US Food & Drug Administration, Center for Food Safety and Applied Nutrition Cosmetics. Website: vm.cfsan.fda.gov/-dms/cos

5.
The World Health Report 1998. Website: www.who.int/whr/1998/factse.htm

6.
Canadian Cosmetic, Toiletry & Fragrance Association (CCTFA). Website: www.cctfa.ca/pubs.html

7.
Schroders Securities Ltd, European Food Industry Review: Bridging the gap between foods & pharmaceuticals. (05/97)

8.
Pharmaceutical Manufacturers Association of Canada (Rx&D), Annual Review 1998-99.

9.
Tufts University, Center for the Study of Drug Development: White Paper on four Areas of Relevance to New Drug Development & Review in the US. 1995

10.
Sigma-Aldrich Corporation, Annual Report 1998. Website: http://sigma1.sial.com/sig-ald/sa_ar_ar.htm

11.
Research Diagnostics Inc. Website: www.researchd.com/index.htm

12.
ANAWA Immunochemicals. Website: www.anawa.ch/immuncat/cat025.htm

13.
ArQule Inc., Annual Report 1998, 10-K405 1998. Website: www.arqule.com/html/home.htm

14.
Kline & Company Research. Website: www.klinegroup.com

15.
Crop Protection Institute, 1998 Sales Survey of Pest Control Products in Canada. Website: www.cropro.org/sales/sales97.htm

16.
American Crop Protection Association. Website: www.acpa

17.
AgBioForum, Industry Consolidation, Public Attitude and the future of Plant Biotechnology in Europe. Vol. 1, No. 2, Fall 1998. Website:www.agbioforum

18.
AgBioForum, Agricultural Biotechnology: Master of the Universe?, Bioscience Securities, Vol. 1, No. 2, Fall 1998. Website: www.agbioforum

19.
Agouron Pharmaceuticals, a Warner-Lambert Company. Website: www.agouron.com

20.
British Biotech plc. Website: www.britbio.co.uk

21.
Active biotech AB. Website: www.activebiotech.com

22.
Actinova Ltd. Website: www.actinova.co.uk/

23.
Axys Pharmaceuticals. Website: www.axyspharm.com/

24.
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EXHIBIT 99.4 MARKET ASSESSMENT AND RESEARCH TECHNOLOGY STUDY OF KAIZEN TECHNOLOGY (THE "MART" REPORT)
Market Assessment of Kaizen Technology Recombinant Human Glycosylated Cystatin C
Table of Contents
  Appendix 1
  Appendix 2
  References